UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

EMAGEON INC.

(Name of Subject Company)
EMAGEON INC.

(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
29076V 10 9

(CUSIP Number of Class of Securities)
Charles A. Jett, Jr.
Chief Executive Officer
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242
(205) 980-9222

(Name Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies to:
W. Todd Carlisle
Sirote & Permutt, P.C.
2311 Highland Avenue South
Birmingham, AL 35205
(205) 930-5100
and
David A. Stockton
Justin B. Heineman
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, GA 30309
(404) 815-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 5, 2009, and amended on March 13, 2009 and March 17, 2009 (as further amended from time to time, the “Schedule”), by Emageon Inc., a Delaware corporation (“Emageon,” or the “Company”). The Schedule relates to the tender offer by AMICAS Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of AMICAS, Inc., a Delaware corporation (“AMICAS”), to purchase all of the issued and outstanding shares of Emageon common stock at a price per share of $1.82 in cash, net to the seller, without interest thereon and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2009, and the related Letter of Transmittal, each included as an exhibit to the Schedule TO filed by AMICAS with the Commission on March 5, 2009, as may be amended and supplemented from time to time.
     All information in the Schedule is incorporated by reference in this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used below but not defined in this Amendment No. 3 have the meanings set forth in the Schedule.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
     Item 4 is hereby amended and supplemented to include the following additional information under the subheading entitled “Background of the Transaction.”
     “In July 2008, when the Strategic Alternatives Committee, as reconstituted, engaged Jefferies & Company, Inc. (“Jefferies”) as lead advisor, it did so to refresh the strategic evaluation process, which had continued for 14 months, and to obtain an additional perspective on the Company’s alternatives. Jefferies was selected for its national reputation, middle market focus, healthcare technology expertise, and desire to take on the engagement. In connection with the engagement of Jefferies as a financial advisor, SunTrust Robinson Humphrey agreed to serve as co-advisor and to provide its opinion as to the fairness, from a financial point of view, of the proposed consideration to be offered in a proposed sale transaction. With respect to Jefferies and SunTrust Robinson Humphrey, neither firm had (or has) any material corporate or investment banking relationships with Emageon or Parent, except for the engagements described herein.
     Jefferies, following its engagement, coordinated with the Strategic Alternatives Committee and identified 47 parties for contact. These parties, which included strategic parties and financial sponsors, were selected based upon a number of criteria. With respect to strategic parties, the criteria, among others, were prior expressions of interest, the strategic fit of Emageon with such parties, the known ability of such parties to finance such a transaction, and the ability (and historic experience) to move promptly. With respect to financial sponsors, the criteria, among others, were historic interest in relevant industries, a focus on middle market companies, perceived ability to finance the transaction without reliance on third party debt financing, and observations as to the ability of such financial sponsors to move promptly. Notwithstanding the foregoing, Jefferies also included parties that it otherwise thought appropriate for the Strategic Alternatives Committee to consider.”
     Item 4 is hereby amended and supplemented to include the following additional information under the subheading entitled “Opinion of SunTrust Robinson Humphrey.”
     “SunTrust Robinson Humphrey’s presentation did not include a discounted cash flow analysis because, in part, Emageon had not prepared medium or long term forecasts of operations on which such an analysis could be based. Emageon identified as an immediate short term need following the failed transaction with HSS the development of a restructuring plan that would enable Emageon to continue as a stand alone independent company in the event an alternative transaction was not available. Management believed that this need superseded the need for development of such operational forecasts. In addition, Emageon determined that, under these circumstances, any such forecasts would be speculative and unreliable.
     SunTrust Robinson Humphrey’s presentation included a selected companies analysis of nine companies. In addition to the information previously disclosed, that analysis indicated for the selected companies (a) a low, median, mean and high firm value as a multiple of actual 2008 revenues of 0.12, 0.67, 0.77 and 3.71; (b) a low, median, mean and high firm value as a multiple of actual 2008 EBITDA of 1.8, 4.0, 5.0, and 33.6; (c) a low, median, mean and high firm value as a multiple of estimated 2009 revenues of 0.11, 0.63, 0.90 and 2.13; and (d) a low, median, mean and high firm value as a multiple of estimated 2009 EBITDA of 3.5, 3.8, 6.1 and 10.8.
     SunTrust Robinson Humphrey’s presentation also included a selected transactions analysis of 29 merger and acquisition transactions completed since January 1, 2005. In addition to the information previously disclosed, that analysis indicated that, at the time of the respective transactions, those companies had (a) a low, median, mean and high firm value as a multiple of LTM revenues of 0.02, 1.88, 1.89 and 7.50; (b) a low, median, mean and high firm value as a multiple of EBITDA of 0.5, 19.5, 14.8 and 130.1; and (c) a low, median, mean and high firm value as a multiple of EBIT of 4.9, 18.1, 20.1 and 74.1.
     SunTrust Robinson Humphrey’s presentation included a premiums paid analysis for eight companies in the medical imaging technology marketplace, including:

CTI Molecular Imaging, Inc.	Intermagnetics General Corporation
Criticare Systems, Inc.	Radiologix, Inc.
EP Medsystems, Inc.	Radiation Therapy Services, Inc.
IDX Systems Corporation	TriPath Imaging, Inc.
     That analysis indicated low, median, mean and high share price premiums of 16.9%, 55.5%, 53.6% and 105.2% paid for the common stock of the target company in such transactions relative to the target company’s stock price one day prior to the public announcement of the transaction. That analysis also indicated low, median, mean and high share price premiums of 17.1%, 48.4%, 53.7% and 101.3% paid for the common stock of the target company in such transactions relative to the target company’s stock price one month prior to the public announcement of the transaction
     SunTrust Robinson Humphrey’s presentation also included a broader premiums paid analysis of approximately 60 selected mergers and acquisitions involving publicly traded target companies from January 1, 2005 to January 30, 2009 with a transaction value between $50 million and $1.5 billion, including:

Datascope Corporation	Healthvision, Inc.
Mentor Corporation	Biosite, Inc.
Vital Signs, Inc.	Enpath Medical, Inc.
Memry Corporation	Cegedim Dendrite
MEDecision, Inc.	Cytyc Prenatal Products Corporation
MedQuist, Inc.	IntraLase Corporation
TriZetto Group, Inc.	ZEVEX International, Inc.
EP Medsystems, Inc.	Conor Medsystems, L.L.C.
Specialized Health Products International, Inc.	RITA Medical Systems, Inc.
Matria Healthcare, Inc.	TriPath Imaging, Inc.
National Medical Health Card Systems, Inc.	Radiologix, Inc.
I-trax, Inc.	Intermagnetics General Corporation
Criticare Systems, Inc.	ReAble Therapeutics, Inc.
Possis Medical, Inc.	American Retirement Corporation
E-Z-EM, Inc.	Laserscope
Lifecore Biomedical, Inc.	Lifeline Systems, Inc.
VistaCare, Inc.	Compex Technologies, Inc.
Tutogen Medical, Inc.	Animas Corporation
Radiation Therapy Services, Inc.	Specialty Laboratories, Inc.
VISICU, Inc.	NDCHealth Corporation
First Consulting Group, Inc.	Bio-Logic Systems Corporation
National Home Health Care Corporation	IDX Systems Corporation
Microtek Medical Holdings, Inc.	Advanced Neuromodulation Systems, Inc.
HemoSense, Inc.	LabOne, Inc.
Foxhollow Technologies, Inc.	Priority Healthcare Corporation
Cholestech Corporation	Medicore, Inc.
Pediatric Services of America, Inc.	CTI Molecular Imaging, Inc.
Symbion, Inc.	Rubicon Medical Corporation
Option Care, Inc.

     That analysis indicated low, median, mean and high share price premiums of (0.7%), 27.9%, 38.3% and 288.9% paid for the common stock of the target company in such transactions relative to the target company’s stock price one day prior to the public announcement of the transaction. That analysis also indicated low, median, mean and high share price premiums of 7.3%, 32.1%, 44.6% and 345.9% paid for the common stock of the target company in such transactions relative to the target company’s stock price one month prior to the public announcement of the transaction.”

ITEM 8.	ADDITIONAL INFORMATION.
     Item 8 of the Schedule is hereby amended and supplemented to include the following additional information under the subheading entitled “Legal Proceedings.”
     “On March 26, 2009, the Company entered into a memorandum of understanding with plaintiffs’ counsel and the other named defendants to settle the putative shareholder class action lawsuit that was filed on March 13, 2009 against the Company and members of the Company Board in the Circuit Court of Jefferson County, Alabama (Case No. CV-2009-900927.00).
     Under the terms of the memorandum, the Company, the other named defendants and the plaintiffs have agreed to settle the lawsuit, subject to court approval. If the court approves the settlement contemplated in the memorandum, the lawsuit will be dismissed with prejudice.
     Pursuant to the terms of the memorandum, the Company agreed to make available certain additional information to its stockholders, which is set forth under the subheadings “Background of the Transaction” and “Opinion of SunTrust Robinson Humphrey” in Item 4 — The Solicitation or Recommendation in this Schedule. In return, the plaintiffs agreed under the memorandum to the dismissal of the action and to withdraw all motions filed in connection with such action. In addition, the Company agreed to pay the legal fees and expenses of plaintiffs’ counsel, subject to approval by the court. This payment will not affect the amount of consideration to be paid to stockholders of the Company in connection with the Offer and Merger. The details of the settlement will be set forth in a notice to be sent to the Company’s stockholders prior to a hearing before the court to consider both the settlement and the plaintiffs’ fee application.
     The Company and the other defendants maintain that the lawsuit is completely without merit. Nevertheless, in order to avoid costly litigation and eliminate the risk of any delay to the closing of the tender offer and subsequent merger, the defendants have agreed to the settlement contemplated in the memorandum.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ John W. Wilhoite
John W. Wilhoite
Chief Financial Officer

Date: March 27, 2009

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